UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 15)

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   741929 10 3
                                 (CUSIP Number)

                               Sean O'Sullivan RLT
                      6800 West Gate Blvd, Ste 132, PMB #123
                               Austin, Texas 78745
                                 (202) 470-0467
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  1 May 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all Exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.

741929 10 3
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Sean O'Sullivan
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [X]
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
      PF
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5.    Check box if disclosure of legal proceedings is required pursuant to
      Item 2(d) or 2(e)  [ ]
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6.    Citizenship or Place of Organization

      UNITED STATES
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                  7.    Sole Voting Power
Number of               12,140,133 shares of common stock, par value $0.01 per
Shares                  share
Beneficially      --------------------------------------------------------------
Owned by          8.    Shared Voting Power
Each              --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power
Person With             12,140,133 shares of common stock, par value $0.01 per
                        share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      12,140,133 shares of common stock, par value $0.01 per share
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12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)  [ ]
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13.   Percent of Class Represented by Amount in Row (11)
      8.5%
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14.   Type of Reporting Person (See Instructions)
      IN
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ITEM 1. SECURITY AND ISSUER

This constitutes Amendment No. 15 (the "Amendment") to the Statement on
Schedule 13D, dated March 23, 2006, relating to sales of shares of common stock, par value $0.01 per share (the "Common Stock") of Primus
Telecommunications Group, Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7901 Jones Branch Drive, Suite 900, McLean, Virginia 22102.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (f):

      This Amendment is being filed on behalf of the following natural person (the "Filer"): Sean O'Sullivan, as Trustee for the Sean O'Sullivan Revocable Living Trust, also known as Sean O'Sullivan RLT. Mr. O'Sullivan is a self-employed engineer and entrepreneur who from time to time makes purchases in public and private entities. His principal business address is 6800 West Gate Blvd, Ste 132, PMB #123, Austin, Texas 78745.

      The Filer has not (i) been convicted in a criminal proceeding or
      (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Filer is a citizen of the United States and additionally is a citizen of Ireland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reference is made to the Schedule 13D dated March 13, 2006, Amendment #1 dated July 27th, 2006, Amendment #2 dated August 4th, 2006, Amendment #3 dated November 17th, 2006, Amendment #4 dated 3 January 2007, Amendment #5 dated 19 June 2007, amendment #6 dated 30 November 2007, amendment #7 dated 9 January 2008, Amendment #8 dated 20 February 2008, Amendment
#9 dated 20 May 2008, Amendment #10 dated 3 June 2008, Amendment
#11 dated 28 July 2008, Amendment #12 dated 28 November 2008,
Amendment #13 dated 28 December 2008 and Amendment #14 dated 6 April
2009.

There have been no material changes to such information except as set forth below.

On 1 May 2009, the Filer made open market sales totaling 66,499 at a total value of $1,077.49 or $0.016 per share.

ITEM 4. PURPOSE OF TRANSACTION.

Filer acquired or disposed of the securities reported herein for investment purposes and may, from time to time, depending on such Investor's evaluation of the market for the Common Stock, other opportunities available to it, its financial requirements and other possible future developments, decide to increase or decrease its holdings of the Common Stock.

Except as otherwise set forth in this Item 4, the Filer has no present plans or proposals which relate to or would result in:

            (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (iii) a sale or transfer of a material amount of assets of the
                  Issuer or any of its subsidiaries;

            (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

            (v) any material change in the present capitalization or dividend policy of the Issuer;

            (vi) any other material change in the Issuer's business or corporate structure;

            (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (viii) causing a class of securities of the Issuer to cease to be quoted on The Nasdaq Stock Market, Inc.

            (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (x)   any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b):

      The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this document.

      Such information is based upon 142,633,000 shares of common stock outstanding as of December 31, 2008, as indicated in an SEC filing
	by the Company.

(c):

      There were no additional transactions by the Filer with respect to the Issuer other than those described in response to Item 3 hereof.

(d) and (e):

      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Filing and the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships between any of the Filers or any of the Covered Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

There are no written agreements between the Filer and the Issuer relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) and there are no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7 2009	                    SEAN O'SULLIVAN RLT

                                        By:     /s/ Sean O'Sullivan
                                            ---------------------------
                                            Name: Sean O'Sullivan
                                            Title: Trustee